U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

AMENDED STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer

subject to Section 16.

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 or Form 5

obligations may continue.

See Instruction 1(b).

1. Name and Address of Reporting Person AXIA Group, Inc.	2. Issuer Name and Ticker or Trading Symbol Kelly's Coffee OTC-Bulletin Board Symbol = KLYS		6. Relationship of Reporting Person to Issuer (Check all applicable) __Director __Officer (give title below) X 10% Owner __Other (specify below)
(Last) (First) (Middle) 268 West 400 South, Suite 300	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year August, 2001
(Street) Salt Lake City, Utah 84101		5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	August 29, 2001	S		400,000	D	$0.02	7,223,340*	D & I**	Sub-sidiaries

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4,& 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amt.. or No. of Shares

Explanation of Responses:

 * The Amended filing corrects the number of beneficially owned shares at the end of August, 2001, to include the holdings of all subsidiaries of Axia Group, Inc. ("Axia"), some of which were inadvertently not included in the original filing.

** The 7,243,340 shares held directly and indirectly by Axia consist of 205,000 shares directly owned by Axia; 3,904,720 shares owned by Hudson Consulting Group, Inc., and 3,133,620 shares owned by Oasis International Hotel & Casino, Inc.

** Intention misstatements or omission of facts constitute Federal Criminal Violations

/s/ Richard Surber

**Signature of Richard D. Surber, President

Date:  February 19, 2002

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

N:\Master\Clients\Kellys Coffee\SECDOCS\Forms 3 & 4\Amended Form4-AXIA-08-29-01 Stock Sale filed 2-19-02.wpd SEC 1474 (8-92)